Amendment to Subadvisory Agreement

Prudential Investments LLC and Neuberger Berman Management LLC (“Subadviser”) hereby agree to amend the subadvisory agreement (including any amendments or supplements) listed below (collectively, the “Agreement”) by amending Schedule A to such Agreement (“Schedule A”). Schedule A addresses the level of subadvisory fees paid by the Manager to Subadviser under the Agreement. Schedule A is hereby replaced in its entirety with the attached Amended Schedule A, effective as of April 1, 2014.

The Agreement affected by this Amendment consists of the following:

  Subadvisory Agreement, dated as of June 7, 2013, between Prudential Investments LLC, and Subadviser, pursuant to which Subadviser has been retained to provide investment advisory services to the PSF SP International Growth Portfolio of Prudential Series Fund.

Prudential Investments LLC and Subadviser further agree that each Amended Schedule A supersedes any other fee arrangements, written or oral, that may be applicable to the Agreements listed above.

IN WITNESS HEREOF, Prudential Investments LLC and Neuberger Berman Management, LLC have duly executed this Amendment as of the date and year first written above.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Timothy S. Cronin

Name: Timothy S. Cronin

Title: Senior Vice President

neuberger berman management, LLC

By: /s/ Robert Conti

Name: Robert Conti

Title: President

Effective Date: April 1, 2014

AMENDED SCHEDULE A FOR Subadvisory Agreement

Prudential Series Fund

PSF SP International Growth Portfolio

As compensation for services provided by Neuberger Berman Management LLC (Neuberger Berman), Prudential Investments LLC (PI) will pay Neuberger Berman an advisory fee on the net assets managed by Neuberger Berman that is equal, on an annualized basis, to the following:

Portfolio	Subadvisory Fee Rate*
PSF SP International Growth Portfolio	0.375% of average daily net assets to $500 million; 0.325% of average daily net assets over $500 million to $1.5 billion; and 0.300% of average daily net assets over $1.5 billion

Effective Date: April 1, 2014

*Neuberger Berman has also agreed to waive the compensation due to it under this agreement to the extent necessary to reduce its effective monthly subadvisory fee for the PSF SP International Growth Portfolio of the Prudential Series Fund by the following percentages based on the combined average daily net assets of the following portfolios: PSF SP International Growth Portfolio of the Prudential Series Fund, the AST Neuberger Berman/LSV Mid-Cap Value Portfolio of Advanced Series Trust, AST Neuberger Berman Mid-Cap Growth Portfolio of Advanced Series Trust and the AST International Growth Portfolio of Advanced Series Trust:

Combined Asset Levels Percentage Fee Waiver

Assets up to $750 million No Fee Reduction

Assets between $750 million and $1.5 billion 5.0% Fee Reduction

Assets between $1.5 billion and $3.0 billion 7.5% Fee Reduction

Assets above $3.0 billion 10.0% Fee Reduction